Exhibit 99.2

C3 Industries Partners with Red White & Bloom to License Platinum Vape Brand

C3 to bring top vape cartridge brand to Missouri and Massachusetts in 2022

ANN ARBOR, Mich. (June 15, 2022) -- C3 Industries (“C3”), a multi-state, vertically integrated cannabis company with headquarters in Ann Arbor, MI, today announced an exclusive partnership with Red White & Bloom (CSE: RWB and OTC:RWBYF), a multistate cannabis operator and house of premium brands, to license their Platinum Vape brand in Missouri and Massachusetts.

Red White & Bloom boasts a wide portfolio of brands, including Platinum Vape, one of the leading vape cartridge brands in the United States. Platinum Vape is well known by consumers for its innovative thinking and popular line of distillate carts that leverage top-tier botanical terpenes. Platinum Vape utilizes a custom, pure terpene separation process, harvesting premium flower with a focus on quality and potency. Among Platinum Vape’s core offerings include products like vape cartridges, disposable vape pens, infused chocolates and gummies, premium flower and pre-rolls.

C3 Industries will exclusively license the full line of Platinum Vape products in Missouri and Massachusetts, with items available for sale in High Profile Cannabis shops and third-party retailers across the states. The initial offering will include the following flavors of cartridges: Grease Monkey; Sour Dub; Lime OG; Fire OG; Grape Ape; Paris OG; Maui Wowie; Super Lemon Haze; and Cush.

“C3 Industries is intentional when it comes to selecting our brand partners, and our commitment to Platinum Vape is no exception,” said Ankur Rungta, CEO and co-founder of C3 Industries. “Platinum Vape has proven itself as a powerhouse brand, out-performing all other cartridges in the state of Michigan and gaining popularity around the country. Our team is thrilled to introduce such a staple offering in multiple new markets this year. We are aiming to achieve a top 5 market share in each market, with additional flavors introduced over time as we ramp up our presence.”

“Red White & Bloom is expanding operations around the United States and scaling our brands to new markets,” said Brad Rogers, CEO and chairman at Red White & Bloom. “We are proud to partner with C3 Industries to bring one of our superior brands, Platinum Vape, to Missouri and Massachusetts where customers can enjoy our unique terpene blends and wide selection of products. With the support of C3, Platinum Vape is poised for success.”

About C3 Industries:

C3 Industries is a multi-state, vertically integrated cannabis company headquartered in Ann Arbor, Michigan, with several product brands including the award-winning Cloud Cover Cannabis and Galactic Meds, and a retail network, High Profile Cannabis Shop. The company produces high-quality cannabis products across all categories in Oregon, Michigan, Massachusetts and Missouri. For more information, visit www.c3industries.com.

Additional information about High Profile Cannabis Shop can be found by signing up for the company’s newsletters at www.highprofilecannabis.com and on Instagram at @highprofileofficial. Additional information on Cloud Cover Cannabis can be found at www.cloudcovercannabis.com and @cloudcovercannabis on Instagram. Additional information on Galactic Meds can be found at @galactic_meds on Instagram.

About Platinum Vape:

At Platinum, we strive to be at the forefront of the cannabis industry using innovative thinking, honesty, and responsibility. We hold ourselves and our partners to the highest standard possible, to ensure our products are both safe and clean. When you purchase a PV product, we consider you part of our Platinum Family. Our dedication to selecting the finest partners and plants for extraction has propelled us to build a strong following and market awareness for PV Vapes and cannabis products.

About Red White & Bloom Brands Inc.:

Red White & Bloom is a multistate cannabis operator and house of premium brands in the U.S. legal cannabis and hemp sector. Red White & Bloom is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Illinois, Oklahoma and Michigan with respect to cannabis, and the U.S. and internationally for hemp-based cannabidiol products.

C3 Industries Media Contact:

Mattio Communications

c3@mattio.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.